Exhibit 3

Management’s Report

The accompanying consolidated financial statements of Lundin Mining Corporation and its subsidiaries are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management’s best estimates, which have been made using careful judgment. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its audit committee, comprising outside directors. The audit committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The Company’s auditors have full access to the audit committee, with and without management being present. These financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, and their report follows.

(Signed) Philip J. Wright	(Signed) Anders Haker

President and Chief Executive Officer	Chief Financial Officer

Vancouver, BC, Canada March 31, 2008

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management has excluded from this evaluation an assessment of the internal control over financial reporting at Rio Narcea Gold Mining Ltd. (Rio Narcea), which was acquired on July 17, 2007. Rio Narcea is a wholly owned subsidiary of the Company and its operations represent $840,206,000 of the total assets, $75,838,000 of total revenue, and a net loss of $20,344,000 from the Company’s consolidated financial statements as at and for the year ended December 31, 2007.

Management conducted an evaluation of the design and effectiveness of internal control over financial reporting and concluded that the Company’s internal control over financial reporting was not effective as at December 31, 2007. At December 31, 2007, the Company did not have the required complement of personnel with appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles to be able to prepare and review consolidated financial statements commensurate with the complexity of the Company’s financial reporting requirements. This material weakness contributed to the material weaknesses in the controls over the allocation of the purchase price on the acquisition of Rio Narcea, the accounting for the impairment of goodwill and long lived assets and the calculation of current and future income taxes. These control deficiencies resulted in material audit adjustments in the consolidated financial statements for the year ended December 31, 2007. Until remediated, these deficiencies could result in a material misstatement to the Company’s consolidated financial statements and disclosures that would not be prevented or detected.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

(Signed)Philip J. Wright	(Signed) Anders Haker

President and Chief Executive Officer	Chief Financial Officer

Vancouver, BC, Canada
March 31, 2008

Independent Auditors’ Report

To the Shareholders of Lundin Mining Corporation

We have completed an integrated audit of Lundin Mining Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Lundin Mining Corporation (the “Company”) as at December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Lundin Mining Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying Management’s Report on Internal Control over Financial Reporting, management has excluded from its evaluation an assessment of the internal control over financial reporting at Rio Narcea Gold Mines Ltd., which was acquired during 2007. We have also excluded Rio Narcea Gold Mines Ltd. from our audit of internal control over financial reporting. Rio Narcea is a wholly owned subsidiary of the Company. The Rio Narcea operations represent $840,206,000 of the total assets, $75,838,000 of total revenue, and a net loss of $20,344,000 from Lundin Mining Corporation’s consolidated financial statements as at and for the year ended December 31, 2007.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2007, material weaknesses relating to accounting personnel, purchase price allocation, impairment charges and income taxes were identified, as described in the accompanying Management’s Report on Internal Control over Financial Reporting.

We considered these material weaknesses in determining the nature, timing and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
March 31, 2008

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require an additional explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting for financial instruments as described in Note 3(p) to the consolidated financial statements under the heading Change in Accounting Policies. Our report to the shareholders dated March 31, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles when it is properly accounted for and adequately disclosed in the financial statements.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
March 31, 2008

Lundin Mining Corporation
CONSOLIDATED BALANCE SHEETS
As at December 31,

(in thousands of US dollars)	2007	2006

	(Amended - Note 2)
ASSETS
Current
Cash and cash equivalents	$133,207	$402,170
Accounts receivable	110,873	96,435
Inventories - Note 6	46,791	24,723
Prepaid expenses	11,298	3,125

	302,169	526,453
Reclamation fund	59,174	31,710
Mineral properties, plant and equipment - Note 7	2,233,030	1,656,590
Investments - Notes 5(a) and 8(a) and (b)	1,525,181	25,882
Other assets	6,763	2,905
Goodwill - Note 9	503,925	616,426
Future income tax assets - Note 11	80,582	17,261

	$4,710,824	$2,877,227

LIABILITIES
Current
Accounts payable	$106,266	$41,845
Accrued liabilities - Note 12	90,865	97,302
Income taxes payable - Note 11	103,526	102,103
Current portion of long term debt and capital leases - Note 13	8,640	3,284
Current portion of deferred revenue - Note 14	7,243	3,264

	316,540	247,798
Long-term debt and capital leases - Note 13	89,496	42,851
Other long-term liabilities	5,301	-
Deferred revenue - Note 14	148,878	61,066
Derivative instruments liability - Note 15	10,502	2,948
Provision for pension obligations - Note 16	17,074	15,470
Asset retirement obligations and other provisions - Note 17	132,080	95,867
Future income tax liabilities - Note 11	448,619	282,860
Non-controlling interest	528	-

	1,169,018	748,860

SHAREHOLDERS’ EQUITY
Share capital - Note 18	3,233,682	1,890,275
Contributed surplus	14,179	8,887
Accumulated Other Comprehensive Income	271,301	-
Cumulative translation adjustments	-	52,404
Retained earnings	22,644	176,801

	3,541,806	2,128,367

	$4,710,824	$2,877,227

Commitments, contingencies and uncertainties - Notes 7, 8(b)(i), 10 and 22

Approved by the Board

(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Director	Director

See accompanying notes to consolidated financial statements

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,
(in thousands of US dollars, except for shares and per share amounts)

	2007	2006

	(Amended - Note 2)

Sales	$1,059,722	$539,729

Expenses
Mining operations	(379,295)	(219,016)
Accretion of asset retirement obligations	(9,085)	(1,284)
Depreciation, depletion and amortization	(175,692)	(74,448)
General exploration and project investigation	(35,374)	(9,857)
Selling, general and administration	(30,785)	(17,051)
Stock-based compensation - Note 18 (b)	(12,024)	(2,381)
Impairment charges - Note 10
Goodwill	(349,998)	-
Mineral properties, plant and equipment	(193,103)	-
Foreign exchange losses	(18,622)	(16,907)
Gains (losses) on derivative instruments	(34,526)	420
Interest and other income and expenses	25,155	8,321
Interest and bank charges	(13,470)	(1,646)
Gain on sale of investments	77,974	9

	(1,148,845)	(333,840)

Earnings (loss) before undernoted items	(89,123)	205,889
Operating losses in equity investments	(375)	—
Non-controlling interest	11	(183)

Earnings (loss) before income taxes	(89,487)	205,706
Current income taxes - Note 11	(136,463)	(52,451)
Future income tax (expense) recovery - Note 11	71,793	(1,707)

Net earnings (loss) for the year	$(154,157)	$151,548

Earnings (loss) per share
Basic	$(0.46)	$1.01
Diluted	$(0.46)	$1.00

Weighted average number of shares outstanding
Basic	338,643,242	149,439,546
Diluted	338,643,242	151,152,105

See accompanying notes to consolidated financial statements

Lundin Mining Corporation
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2007
(in thousands of US dollars)

2007

Net loss for the year	$(154,157)

Other comprehensive income
Change in fair value of available-for-sale securities, net of taxes	(23,626)
Cumulative translation adjustment	239,330

215,704

Comprehensive income for the year	$61,547

See accompanying notes to consolidated financial statements

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands of US dollars)

	Share Capital	Contributed Surplus	Cumulative Translation Adjustments	Accumulated other Comprehensive Income	Retained earnings	Total

Balance, December 31, 2005	$243,305	$1,357	$(25,399)	$-	$25,253	$244,516
Exercise of stock options	6,320	-	-	-	-	6,320
Exercise of stock appreciation rights	1,824	-	-	-	-	1,824
Transfer of contributed surplus on exercise of stock options	6,088	(6,088)	-	-	-	-
Shares issued and options granted for EuroZinc acquisition (Note 5(c))	1,632,738	12,127	-	-	-	1,644,865
Stock-based compensation	-	1,491	-	-	-	1,491
Net earnings for the year - (Amended - Note 2)	-	-	-	-	151,548	151,548
Effects of foreign currency translation	-	-	77,803	-	-	77,803

Balance, December 31, 2006 - (Amended - Note 2)	$1,890,275	$8,887	$52,404	$-	$176,801	$2,128,367
Transition adjustment - Note 3 (p)(iv)	-	-	(52,404)	55,597	-	3,193
Exercise of stock options	6,544	-	-	-	-	6,544
Exercise of stock appreciation rights	1,330	-	-	-	-	1,330
Transfer of contributed surplus on exercise of stock options	7,392	(7,392)	-	-	-	-
Transfer of fair value on exercise of stock appreciation rights	1,500	-	-	-	-	1,500
Shares and options issued for Tenke acquisition - Note 5 (a)	1,329,075	660	-	-	-	1,329,735
Shares issued on the assumption of Tenke obligation - Note 5(a)	1,745	-	-	-	-	1,745
Stock-based compensation	-	12,024	-	-	-	12,024
Changes in the fair value of available-for-sale securities	-	-	-	(23,626)	-	(23,626)
Normal Course Issuer Bid share buyback	(4,179)	-	-	-	-	(4,179)
Net loss for the year	-	-	-	-	(154,157)	(154,157)
Effects of foreign currency translation	-	-	-	239,330	-	239,330

Balance, December 31, 2007	$3,233,682	$14,179	$-	$271,301	$22,644	$3,541,806

See accompanying notes to consolidated financial statements

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(in thousands of US dollars)

	2007	2006

		(Amended - Note 2)

Operating activities
Net earnings (loss) for the year	$(154,157)	$151,548
Items not involving cash Amortization of deferred revenue	(4,473)	(3,093)
Depreciation, depletion and amortization	175,692	74,448
Impairment write-downs	543,101	-
Stock-based compensation	12,024	2,381
Gain on sale of investments and other assets	(79,035)	(9)
Future income tax expense (recovery)	(71,793)	1,707
Provision for pensions	1,046	1,333
Interest accretion and other	6,769	1,018
Unrealized gain on derivative instruments	(14,159)	(26,354)
Unrealized foreign exchange losses	5,982	11,351

	420,997	214,330
Changes in non-cash working capital items - Note 19	(18,872)	32,891
Pension payments	(640)	-
Reclamation payments	(2,018)	-
Deferred revenue	42,500	-
Reclamation fund contributions	(16,265)	-

Cash flow from operating activities	425,702	247,221

Financing activities
Common shares issued	7,874	6,320
Put premium payments	(9,759)	-
Proceeds from loans and other long-term obligations	753,949	1,068
Purchase of treasury shares	(726)	-
Repayment of debt	(716,744)	(3,504)

	34,594	3,884

Investing activities
Acquisition of subsidiaries, net of cash acquired	(763,259)	-
Acquisition of cash of subsidiary, net of acquisition costs	-	234,284
Mineral property, plant and equipment expenditures	(189,413)	(151,349)
Equity investments	(63,392)	-
Investments in available-for-sale securities	(298,675)	(20,696)
Other	(3,996)	-
Proceeds from sale of subsidiary, net of cash	273,285	-
Proceeds from sale of investments and other assets	307,433	1,599

	(738,017)	63,838

Effect of foreign exchange on cash balances	8,758	12,818

Increase (decrease) in cash and cash equivalents during the year	(268,963)	327,761
Cash and cash equivalents, beginning of year	402,170	74,409

Cash and cash equivalents, end of year	$133,207	$402,170

Supplemental cash flow information - Note 19

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

1.	NATURE OF OPERATIONS

Lundin Mining Corporation (the “Company”) is engaged in base metal mining and related activities, including exploration, extraction and processing on properties located in Portugal, Spain, Sweden and Ireland. The Company’s major products are copper, zinc and nickel.

The Company’s principal operating mine assets include the Neves-Corvo copper/zinc mine, located near Castro Verde, Portugal, the Zinkgruvan zinc/lead/silver mine, located approximately 200 kilometres southwest of Stockholm, Sweden, the Aguablanca nickel/copper mine in Spain, the Galmoy zinc/lead mine near Kilkenny, Ireland and the Storliden zinc/copper mine in the Skellefte District of northern Sweden, The Company’s mining properties under development include the Aljustrel zinc mine under development in Portugal, a 24.75% equity accounted interest in the Tenke Fungurume copper/cobalt project under development in the Democratic Republic of Congo (“DRC”), and a 49% joint venture interest in the Ozernoe zinc/lead project in Russia. The Company holds exploration permits covering substantial areas in Portugal, Sweden and Ireland and strategic financial asset holdings in companies with advance stage projects.

2.	AMENDMENTS

During the preparation of the consolidated financial statements for the year ended December 31, 2007, the Company determined that an incorrect tax rate had been used to calculate current and future income taxes related to its Portuguese operations. The preferential tax rate applicable to enterprises operating in lesser developed inland regions of Portugal is applicable to a de minimus amount of income over a three year period, whereas the Company had applied this rate to all income earned in the region and to all future income tax balances arising from temporary differences related to net assets and operations in the region. The result was that the Company was found to be applying an effective tax rate which was 5% lower than required, in absolute terms. As a result, the Company has amended its consolidated financial statements for the year ended December 31, 2006, as follows:

	Previously Reported	Adjustments	Amended

Consolidated Balance Sheets as at December 31, 2006
Total assets	$2,829,600	$50,528	$2,880,128
Total liabilities	699,832	51,929	751,761
Shareholders’ equity	$2,129,768	$(1,401)	$2,128,367

Consolidated Statements of Operations for the year ended December 31, 2006

Earnings before income taxes	$205,091	$615	$205,706
Current income taxes	(50,291)	(2,160)	(52,451)
Future income taxes	(1,851)	144	(1,707)

Net earnings for the year	$152,949	$(1,401)	$151,548

Basic earnings per share	$1.02	$(0.01)	$1.01

Diluted earnings per share	$1.01	$(0.01)	$1.00

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

3.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Significant differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”) as they relate to the preparation of these consolidated financial statements are described in Note 23.

The preparation of financial statements in accordance with Canadian and US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management exercises significant judgment in the determination of the following estimates:

	•	the amounts of ore reserves and resources used in the evaluation of carrying values, amortization rates and the timing of cash flows,

	•	allocation of the purchase price to fair values on the acquisition of businesses or groups of assets,

	•	quantities and net realizable value of inventories,

	•	contingent liabilities,

	•	tax provisions and future income tax balances,

	•	useful economic life of plant and equipment,

	•	costs of asset retirement obligations and other mine closure obligations,

	•	stock based compensation measurements,

	•	financial and derivative instruments valuations,

	•	impairment charges and

	•	determination of reporting units and the valuation of reporting units for goodwill determination.

Actual results could differ from estimates made by management during the preparation of these financial statements, and those differences may be material.

The significant accounting policies used in these consolidated financial statements are as follows:

	(a)	Subsidiaries, variable interest entities, investments and interests in joint ventures

Investments over which the Company holds a controlling interest are consolidated in these financial statements. The Company consolidates subsidiaries and entities that are subject to control on a basis other than ownership of a majority of the voting interests, or variable interest entities.

Investments over which the Company has the ability to exercise significant influence are accounted for by the equity method. Under this method, the investment is initially recorded at cost and adjusted thereafter to record the Company’s share of post acquisition earnings or loss of the investee as if the investee had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes which relate to periods subsequent to the date of acquisition. When there is a loss in value of an equity accounted investment which is other than temporary, the investment is written down to recognize the loss by a charge included in net income during the period of loss.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Interests in joint ventures arise when the Company enters contractual agreements which provide for the sharing amongst two or more parties of the continuing power to determine the strategic operating, investing and financing activities of an entity. The Company proportionately consolidates its interests in joint ventures. Under the proportionate consolidation method, the Company’s pro rata share of each of the assets, liabilities, revenues and expenses subject to joint control are combined with similar items in the Company’s financial statements.

(b)	Translation of foreign currencies

The accounts of self-sustaining foreign operations are translated into US dollars at year-end exchange rates, and revenues and expenses and cash flows are translated at the average exchange rates. Differences arising from these foreign currency translations are recorded as cumulative translation adjustments within other comprehensive income and as accumulated other comprehensive income until they are realized by a reduction in the investment.

For integrated foreign operations, monetary assets and liabilities are translated into US dollars at year-end exchange rates and non-monetary assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates, except for items related to non-monetary assets and liabilities which are translated at historical rates. Gains or losses on translation of monetary assets and monetary liabilities are included in earnings.

(c)	Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks, and highly liquid short-term interest bearing investments with a term to maturity at the date of purchase of 90 days or less from the date of acquisition.

(d)	Inventories

Ore stockpile and concentrate stockpile inventories are valued at the lower of production cost and net realizable value. Production costs include direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, depreciation and amortization of property, plant and equipment directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. Materials and supplies inventories are valued at average cost less allowances for obsolescence.

(e)	Mineral properties, plant and equipment

Mineral properties

Mineral properties are carried at cost less accumulated depletion and any accumulated impairment charges. Mineral property expenditures include:

i.

Acquisition costs consist of payments for property rights and leases, including the estimated fair value of exploration properties acquired as part of a business acquisition or the acquisition of a group of assets.

ii.

Exploration and evaluation costs incurred on an area of interest once a determination has been made that a property has potential economically recoverable resources and there is a reasonable expectation that costs can be recovered by future exploitation or sale of the property. Exploration and evaluation expenditures made prior to a

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

determination that a property has economically recoverable resources are expensed as incurred.

iii.

Development costs incurred on an area of interest once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established a proven and probable reserve, are capitalized as development expenses. Development costs are directly attributable to the construction of a mine. When additional development expenditures are made on a property after commencement of production, the expenditure is deferred as mineral property expenditures when it is probable that additional economic benefit will be derived from future operations.

iv.

Stripping costs represent the cost incurred to remove overburden and other waste materials to access ore. Stripping costs incurred prior to the production phase of a mine are capitalized and included as part of mineral property costs. During the production phase stripping costs which represent a betterment of the mineral property are capitalized. Capitalized stripping costs are amortized on a unit of production basis over the proven and probable reserves to which they relate. All other stripping costs incurred during the production phase of a property are accounted for as variable production costs and are included in the cost of inventory produced during the period in which the cost is incurred.

v.

Pre-production expenditures net of the proceeds from sales generated, if any, relating to any one area of interest are capitalized as mineral property expenditures until such time as production rates achieve 70% of designed capacity.

Once a mine has achieved commercial production, mineral property for each area of interest is depleted on a unit-of-production basis using proven and probable reserves.

Plant and equipment

Plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment charges. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset, or over the estimated remaining life of the mine if shorter, as follows:

Years

Buildings	20 - 50
Plant and machinery	5 - 20
Equipment	5

Mining equipment under capital lease

Leases that transfer substantially all of the property ownership benefits and risks to the Company are accounted for as capital leases. At the time a capital lease is entered into, the asset is recorded together with the related long-term obligation and is amortized on a straight line basis over its estimated useful life but not to exceed the life of mine. The interest portion of the lease payments are charged to earnings as incurred.

Impairment assessment

The Company performs impairment tests on its mineral properties, plant and equipment when events or changes in circumstances indicate that the carrying values of assets may not be

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

recoverable. These tests require the comparison of the expected undiscounted future cash flows derived from these assets with the carrying value of the assets. If shortfalls exist, the assets are written down to fair value, determined primarily using discounted cash flow methods.

(f)	Interest capitalization

Interest and financing costs on debt or other liabilities that can be attributed to specific projects and that are incurred during the development or construction period are capitalized as a cost of the asset under development or construction.

(g)	Goodwill

Acquisitions of businesses are accounted for using the purchase method of accounting whereby all identifiable assets and liabilities are recorded at their fair values as at the date of acquisition. Any excess purchase price over the aggregate fair value of net assets plus or minus the amounts recognized for future income taxes is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of the assets and liabilities and related future income tax balances of the reporting unit at the date of acquisition. Goodwill is not amortized.

Goodwill is tested annually for impairment or more frequently if current events or changes in circumstances indicate that the carrying value of the goodwill of a reporting unit may exceed its fair value. A two step impairment test is used to identify potential impairment in goodwill and to measure the amount of goodwill impairment, if any. In the first step, the fair value of a reporting unit is compared with its carrying value, including goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not undertaken. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill (determined on the same basis as the value of goodwill is determined in a business combination) is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(h)	Derivatives

The Company enters into derivative instruments to mitigate exposures to commodity price and currency exchange rate fluctuations. Unless the derivative instruments qualify for hedge accounting, and management undertakes appropriate steps to designate them as such, they are designated as held for trading and recorded at their fair value with realized and unrealized gains or losses arising from changes in the fair value recorded in operations. Fair values for derivative instruments held-for-trading are determined using valuation techniques. The valuations use assumptions based on prevailing market conditions on the reporting date. Realized gains and losses are recorded as a component of operating cash flows.

Embedded derivatives identified in non-derivative instrument contracts are recognized separately unless closely related to the host contract.

(i)	Deferred revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver silver contained in concentrate at contracted prices. As deliveries are made, the Company records a portion of the deferred revenue as sales, based on a

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

proportionate share of deliveries made compared with the total estimated contractual commitment.

(j)	Provision for pension obligations

The Company’s Zinkgruvan mine has an unfunded defined benefit pension plan. The cost of the defined benefit pension plan is determined periodically by independent actuaries. The actuarial valuation is based on the projected benefit method pro-rated on service (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors). Each year actuarial gains and losses are calculated and accumulated actuarial gains and losses are amortized over the estimated remaining period of services to be received.

(k)	Asset retirement obligations

The Company records the fair value of its asset retirement obligation as a long-term liability as incurred and records an increase in the carrying value of the related asset by a corresponding amount. In subsequent periods, the carrying amount of the liability is accreted by a charge to operations to reflect the passage of time and the liability is adjusted to reflect any changes in the timing of the underlying future cash flows. Charges for accretion and asset retirement obligation expenditures are recorded as operating activities.

Changes to the obligation resulting from any revisions to the timing or amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the asset retirement obligation, and a corresponding change in the carrying amount of the related long-lived asset. Upward revisions in the amounts of estimated cash flows are discounted using the credit-adjusted risk free rate applicable at the time of the revision. Downward revisions in the amount of estimated cash flows are discounted using the historical credit-adjusted risk free rate when the original liability was recognized.

(l)	Revenue recognition

Revenue arising from the sale of metals contained in concentrates is recognized when title and the significant risks and rewards of ownership of the concentrates have been transferred to the customer in accordance with the agreements entered into between the Company and its customers. The Company’s metals contained in concentrates are provisionally priced at the time of sale based on the prevailing market price as specified in the sales contracts. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for the metals sold and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of sales.

(m)	Stock-based compensation

The Company follows the fair value method with respect to stock-based awards to directors and employees, including options, awards that are direct awards of stock that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this approach, stock-based payments are recognized as a compensation expense over the vesting period of the options or when the awards or rights are granted, with a corresponding credit to contributed surplus. With respect to options that vest over time, the fair value is amortized using the graded vesting attribution method and expensed

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

on a monthly basis. When the stock options or rights are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(n)	Income taxes

The Company accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax based values (“temporary differences”). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(o)	Earnings per share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. In applying the treasury-stock method, the assumed proceeds which would be received upon the exercise of outstanding stock options and warrants is used to calculate how many common shares could be purchased at the average market price during the year and cancelled. If the calculated result is dilutive, it is included in the diluted earnings per share calculation.

(p)	Adoption of new accounting standards

Effective January 1, 2007 the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

	i.	Section 1530 – Comprehensive Income

This new standard requires the presentation of comprehensive income and its components and the inclusion of accumulated other comprehensive income as a component of shareholders’ equity. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings until realized, such as cumulative translation adjustments resulting from the translation of foreign currency denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities.

	ii.	Section 3855 – Financial Instruments - Recognition and Measurement

This new standard requires that all financial assets are classified as one of the following: held-to-maturity investments, loans and receivables, available-for-sale or held for trading. Financial assets and liabilities held for trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held for trading are measured at amortized cost, and amortization is calculated using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held for trading upon initial recognition. The Company has not designated any financial instruments as held for trading.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

All derivative instruments, including certain embedded derivatives that are required to be separated from their host contracts, are recorded on the balance sheet at fair value and mark to market adjustments on these instruments are included in net income. Under the transitional provisions for the standard only embedded derivatives acquired or substantively modified on or after January 1, 2003 are required to be considered for recognition and measurement. Transaction costs incurred to acquire or issue financial instruments are included in the initial carrying amount of the relevant financial instrument.

Where a financial asset classified as held-to-maturity or available-for-sale has a loss in value which is considered to be other than temporary, the loss is recognized by a charge to earnings.

iii.	Section 3865 - Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposure of a net investment in self-sustaining foreign operations. The Company has not designated any instruments as hedges.

iv.	Transitional provisions

The adoption of Sections 1530 and 3855 resulted in changes to the Company’s earnings for the year ended December 31, 2007 and required an adjustment to the balance for investments and the initial recognition of accumulated other comprehensive income at January 1, 2007.

The cumulative translation adjustments and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million, respectively. The aggregate of these amounts has been reported as the opening balance of Accumulated Other Comprehensive Income in the Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2007.

4.	NEW ACCOUNTING PRONOUNCEMENTS

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2008. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

Section 1535 – Capital Disclosures

Effective January 1, 2008, this Section establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity’s key management personnel:

	i.	qualitative information about its objectives, policies and processes for managing capital,

	ii.	summary quantitative data about what it manages as capital,

	iii.	whether during the period it complied with any externally imposed capital requirements to which it is subject and

	iv.	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3031 - Inventories

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Effective January 1, 2008, this Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Section 3064 – Goodwill and Intangibles

CICA 3064, Goodwill and Intangible Assets, will replace CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, EIC-27, Revenues and Expenditures during the Pre-Operating Period and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets items that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

Section 3862 - Financial Instruments – Disclosures

Effective January 1, 2008, this Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments to the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

5.	ACQUISITIONS

(a) Tenke Mining Corp.

On July 3, 2007 the Company completed the acquisition of 100% of the issued and outstanding common shares of Tenke Mining Corp. (“Tenke”) by issuing 105.4 million common shares valued at CAD$13.37 (closing price of the Company’s shares on the Toronto Stock Exchange on the date of completion) per share and cash payments totaling $0.06 million to the former Tenke shareholders. The Company issued a further 0.14 million common shares at CAD$13.37 per share to satisfy an obligation resulting from a previous agreement between Tenke and one of its consultants. In addition, the Company issued 0.09 million stock options to a former Tenke director in exchange for the cancellation of Tenke stock options. The terms and conditions of these stock options remain the same as the Tenke stock options, except for the number of options issued and the respective exercise price, which were adjusted according to the exchange ratio. This acquisition has been accounted for as a purchase of assets.

Tenke, through its 30% owned subsidiary, Tenke Fungurume Holdings Ltd. (“TFH”) holds a 24.75% interest in the Tenke Fungurume copper/cobalt project under development in the DRC.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

The allocation of the purchase price is summarized as follows:

Purchase price consideration
Common shares issued (105.4 million shares)	$1,329,075
Common shares issued on Tenke share issue obligation (0.14 million shares)	1,745
Stock options issued in exchange for Tenke option obligation	661
Acquisition costs	1,026
Cash	60

1,332,566
Less:
Cash and cash equivalents acquired	(82,435)

Net purchase price	1,250,131

Net assets acquired
Accounts receivable	160
Prepaid expenses	22
Available for-sale-investments	1,084
Investment in TFH - Note 8(b)(i)	1,254,229

1,255,495
Accounts payable and accrued liabilities	(377)
Future income tax liabilities	(4,987)

Net assets acquired	$1,250,131

The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of acquisition (Note 8 (b)(i)).

The excess of the purchase price over the carrying value of the underlying assets in the accounts of Tenke of $1,029.2 million has been assigned to mineral properties.

(b) Rio Narcea Gold Mines, Ltd.

On July 17, 2007, the Company acquired 85.5% of the issued common shares of Rio Narcea Gold Mines, Ltd. (“Rio Narcea”) in exchange for CAD$5.50 per share and 73.3% of the outstanding warrants of Rio Narcea for Cdn$1.04 per warrant. As at December 31, 2007, the Company had acquired all of the issued and outstanding shares of Rio Narcea and all of the outstanding warrants for cash payments totaling $918 million.

Concurrent with the offer to purchase Rio Narcea, the Company signed an option agreement with Red Back Mining Inc. for the sale of Rio Narcea’s Tasiast gold mine for cash consideration of $225 million and the assumption of $53.1 million of debt and hedging contracts. The sale was completed on August 2, 2007.

The purchase price was financed in part by an $800 million syndicated senior credit facility, which was reduced by the $225 million proceeds from the sale of the Tasiast gold mine.

This acquisition has been accounted for as a business combination using the purchase method. These consolidated financial statements include Rio Narcea’s operating results commencing July 17, 2007.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Rio Narcea owns the Aguablanca nickel/copper mine and the Salave gold deposit in Spain.

The allocation of the purchase price to the identifiable assets and liabilities of Rio Narcea is summarized as follows:

Purchase price
Cash	$917,981
Acquisition costs	4,257

922,238
Less: cash and cash equivalents acquired	(67,303)

Net purchase price	$854,935

Net assets acquired
Restricted cash	$9,174
Non-cash current assets	51,060
Mineral properties, plant and equipment	562,493
Assets held for sale	278,181
Investments	69,788
Other long-term assets	939
Future income tax assets	13,783

985,418
Current liabilities	(70,057)
Current portion of long-term debt	(40,586)
Long-term debt	(6,009)
Other long-term liabilities	(16,178)
Asset retirement obligation and other mine closure costs	(7,341)
Future income tax liability	(148,674)
Non-controlling interest	(400)

Net identifiable assets	696,173
Residual price allocated to goodwill	158,762

Net assets acquired	$854,935

The purchase price has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to the Aguablanca mine, based on management’s best estimate and taking into account all available information at the time of acquisition. The fair values allocated were based in part on a valuation report prepared by an independent third party. The amount allocated to goodwill is not deductible for tax purposes.

(c)	EuroZinc Mining Corporation

On October 31, 2006, the Company completed the acquisition of 100% of the issued and outstanding common shares of EuroZinc Mining Corporation (“EuroZinc”) by issuing 160.8 million common shares valued at CAD$11.36 per share (average closing price of the Company’s shares on the Toronto Stock Exchange the two days before, the day of, and two days after August 21, 2006, the date of announcement) and cash payments totaling $0.05 million to the former EuroZinc shareholders. In addition, the Company issued 2.3 million stock options and 1.5 million stock appreciation rights (“SARs”) to the former EuroZinc employees in exchange for the cancellation of the EuroZinc stock options. The terms and conditions of these stock options remain the same as the EuroZinc stock options, except for the number of options issued and their respective exercise prices, which were adjusted according to the exchange ratio.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

This acquisition has been accounted for as a business combination using the purchase method. These consolidated financial statements include EuroZinc’s results commencing October 31, 2006.

The allocation of the purchase price is summarized as follows:

Purchase price
Common shares issued (160.8 million shares)	$1,632,738
Stock options issued in exchange for EuroZinc options (2.3 million options)	12,127
Stock appreciation rightsissued in exchange for EuroZinc SAR’s (1.5 million SAR’s)	10,595
Acquisition costs	12,852
Cash	50

1,668,362
Less:
Cash and cash equivalents acquired	(243,649)

Net purchase price	$1,424,713

Net assets acquired (amended - Note 2)
Restricted cash	$4,007
Non-cash current assets	104,053
Mineral properties, plant and equipment	1,190,515
Other long-term assets	24,139

1,322,714
Current liabilities	(137,085)
Other liabilities	(88,660)
Reclamation and closure cost obligations	(66,893)
Future income tax liabilities	(205,477)

824,599
Residual purchase price allocated to goodwill	600,114

Net assets acquired	$1,424,713

The purchase price consideration has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to the Portuguese reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as additional information. The fair values allocated to the assets and liabilities were based in part on a valuation report prepared by an independent third party. The amount allocated to goodwill is not deductible for tax purposes.

6.	INVENTORIES

Inventories comprise the following:

	2007	2006

Ore stock piles	$9,858	$4,522
Concentrate stock piles	11,449	9,305
Materials and supplies	25,484	10,896

	$46,791	$24,723

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	December 31, 2007

	Cost	Accumulated depreciation, depletion and amortization	Impairment (Note 10)	Net

Exploration properties	$281,787	$-	$-	$281,787
Mineral properties	1,874,790	298,775	78,590	1,497,425
Plant and equipment	421,962	73,288	-	348,674
Development	219,657	-	114,513	105,144

	$2,798,196	$372,063	$193,103	$2,233,030

	December 31, 2006

	Cost	Accumulated depreciation, depletion and amortization	Impairment	Net

Exploration properties	$82,858	$-	$-	$82,858
Mineral properties	1,334,084	128,478	-	1,205,606
Plant and equipment	360,646	27,655	-	332,991
Development	35,135	-	-	35,135

	$1,812,723	$156,133	$-	$1,656,590

Development properties include the Company’s 49% proportionate interest in the Ozernoe Joint Venture project which has a carrying value of $164.9 million (2006 - $150.3 million) (Note 8(c). The recoverability of the Ozernoe property is dependent upon the discovery of economically recoverable reserves, preservation and confirmation of the Joint Venture Company’s licensed interests in the underlying mineral claims, the ability of the Joint Venture Company and the Joint Venture partners to obtain the necessary financing to complete the project, and future profitable production or alternatively, upon the Company’s ability to dispose of the interest on an advantageous basis. Changes in future conditions of ownership, if any, could result in material reductions to the carrying value of the Ozernoe property.

On July 17, 2007, the Company completed the acquisition of Rio Narcea (Note 5(b)), which includes the mining assets of the Aguablanca mine. The allocation of the purchase price to mineral properties was $319.0 million and to plant and equipment $243.5 million.

On October 31, 2006, the Company completed the acquisition of EuroZinc (Note 5(c)), which includes the mining assets of both the Neves-Corvo and Aljustrel mines. The allocation of the purchase price to mineral properties was $868.6 million and to plant and equipment $321.9 million.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

8.	INVESTMENTS

Investments include the following:

	2007	2006

Investments in available-for-sale securities	$207,814	$25,882
Equity investments	1,317,367	-

	$1,525,181	$25,882

      a) Available-for-sale securities

Investments in available-for-sale securities consist of marketable securities which had a market value of $207.8 million at December 31, 2007 (December 31, 2006 - $30.7 million, carried at cost of $25.9 million). These investments consist of shares in publicly traded mining and exploration companies. Beginning on January 1, 2007, under the provisions of CICA 3855 and 1530 (Note 3) the carrying amount of these shares became subject to revaluation on a mark to market basis at the end of each reporting period, and increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income, a component of shareholders’ equity.

During the year ended December 31, 2007, the Company recognized a $78.0 million gain from the sale of available-for-sale securities.

The Company does not exercise significant influence over any of the companies in which investments in available-for-sale securities are held which in all cases amounts to less than a 20% equity interest in any one company.

b)	Equity investments

The Company accounts for the following investments on the equity basis.

	2007	2006

Tenke Fungurume Holdings Ltd. (“TFH”)	$1,314,814
Sanu Resources Ltd. (“SRL”)	2,553	-

	$1,317,367	$-

(i) Tenke Fungarume Holdings Ltd.

The Company holds a 30% interest in TFH which in turn holds an 82.5% interest in a Congolese subsidiary company, Tenke Fungurume Mining S.A.R.L (“TFM”). Freeport McMoRan Gold & Copper Inc. (“Freeport”) holds the remaining 70% interest in TFH. TFM holds a 100% interest in the Tenke Fungurume copper/cobalt project (the ‘TFM Project’). The Company and Freeport’s net interest in the TFM project is 24.75% and 57.75% respectively. La Generale des Carriers et des Mines (“Gecamines”), a DRC Government-owned corporation owns a carried 17.5% interest. Freeport is the TFM Project operator. The Company exercises significant control over the TFM investment. Accordingly the Company has used the equity method to account for this investment since acquisition on July 3, 2007.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Balance, December 31, 2006	$-
Acquisition of TFH	1,254,229
Cash advances since acquisition on July 3, 2007	60,900
Share of equity losses since acquisition	(315)

Balance, December 31, 2007	$1,314,814

In connection with a long announced Government policy to review all mining agreements in the DRC, the Ministry of Mines recently made a formal request for further discussion with TFM regarding the TFM Project partnership with Gecamines. Included in the request for discussion are such matters as the quantum of transfer payments to the DRC, the percentage of Government ownership in the TFM Project, the degree of Gecamines involvement in the management of the TFM Project, regularization of certain issues under Congolese law, and the implementation of social plans. The Company believes the TFM agreements with the Government are legally binding, all related issues have been duly addressed under Congolese law and the overall fiscal terms as previously negotiated and incorporated into the Congolese Mining Convention as Amended and the TFM agreement terms exceed the requirements of the Congolese Mining Code. The Company was advised that Freeport, as operator, has made an appropriate response to the DRC Ministry of Mines. Until there is resolution in this matter, the carrying value of the Company’s interest is subject to uncertainty.

TFH is reliant in part on the Company to fund its on-going operational and development financing requirements.

(ii) Sanu Resources Ltd.

Pursuant to the terms of a private placement agreement dated December 26, 2006, the Company acquired 4 million units in SRL at a price of CAD$0.65 each. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire one additional common share at a price of C$0.90 each at any time for a period of 2 years. On purchase, the investment consisting of the shares and share purchase warrants was classified as an available-for-sale investment. On July 17, 2007 when certain Lundin senior officers or their appointees assumed key SRL management positions and were appointed to three of the six seats on the SRL Board, management determined that the Company’s 9.9% interest in SRL’s then outstanding shares (approximately 18.0% on a fully diluted basis) constituted a position of significant influence in the management and control of the SRL operations. Consequently, the Company has recorded the SRL investment on an equity basis whereby the Company’s proportionate share of reported SRL income or loss is added to or deducted from the carrying value of its investment. Changes in the SRL equity investment are as follows:

Cost of investment on acquisition	$2,492
Share of equity losses since establishing significant influence on July 17, 2007	(70)
Effect from changes in foreign exchange rates	131

Balance, December 31, 2007	$2,553

At the time of the SRL acquisition, the excess of the purchase price over the carrying value of the underlying assets in the SRL accounts of approximately $1.8 million has been assigned to mineral properties.

As at December 31, 2007 the market value of SRL was approximately $4.1 million and the Company’s interest in SRL stood at 9.7% of SRL (approximately 16.0% fully-diluted).

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

      c) Joint venture investment

On November 17, 2006, in consideration for $115 million cash plus a commitment to pay an additional $10 million on the commencement of commercial production, the Company acquired a 49% interest in the shares of Morales (Overseas) Limited (“Morales”) whose wholly owned Russian subsidiary holds a mining license covering the Ozernoe lead/zinc project located in the Republic of Buryatia, Russia. The Morales investment is accounted for as a joint venture under an agreement with IFC Metropol LLC OOO, (“Metropol”), a Russian entity that holds the remaining 51% interest in Morales. Under existing agreements, the Company is responsible for arranging project financing in an amount equal to 60% of the cash required to put the project into commercial production, with the remaining 40% contributed as equity by the Company and Metropol on a pro rata basis.

Morales is reliant on the Company and Metropol to fund its on-going operational and development financing requirements and Morales does not have the ability to transfer funds to either Metropol or the Company.

As at December 31, the Company’s consolidated accounts included the following proportionate share of the Morales accounts:

	2007	2006

Assets
Cash	$476	$-
Other current assets	604	-
Mineral properties, plant and equipment	157,219	150,292
Other non-current assets	6,634	-

	$164,933	$150,292

Liabilities and equity
Current liabilities	$3,806	$-
Non-current liabilites	45,395	34,894
Equity	115,732	115,398

	$164,933	$150,292

Statement of operations
Other income and expenses, net	$339	$-
Foreign exchange gains	107
Provision for income tax expense	(83)	-

Income for the year	$363	$-

Cash flow
Financing activities	$10,472	$115,398
Investing activities	(9,996)	(115,398)

Increase in cash	$476	$-

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

9.      GOODWILL

The following table summarizes changes to the goodwill carrying value:

	EuroZinc	Rio Narcea	2007	2006

				(Amended - Note 2)
Goodwill, beginning of year - Amended - Note 2	$517,559	$-	$517,559	$-
Amendment of prior year amount - Note 2	98,867		98,867	-

Goodwill, beginning of year - Amended - Note 2	616,426	-	616,426	-
Arising from acquisitions	-	158,762	158,762	600,115
Impairment charges - Note 10	(327,658)	(22,340)	(349,998)	-
Effect from changes in foreign exchange rates	69,188	9,547	78,735	16,311

Goodwill, end of year	$357,956	$145,969	$503,925	$616,426

10.     ASSET IMPAIRMENT

The annual test for impairment of goodwill related to the Portuguese reporting unit resulted in an impairment charge of $327.7 million, and identified that the carrying value of the Aljustrel mine was unlikely to be recovered, resulting in an impairment charge to mineral properties and development costs of $193.1 million. The impairment charge occurred, in part, due to the decline of the US dollar against the Euro, as the Company’s operations in Europe incur operating and capital costs primarily in Euros, while revenue from concentrate sales is denominated in US dollars.

Due to the decline of the US dollar against the Euro and the decline in spot nickel prices over the latter part of the year ended December 31, 2007, the Company also concluded that the fair value of the Spanish reporting unit was likely to be less than its carrying value and conducted a goodwill impairment test, resulting in an impairment charge of $22.3 million.

The fair value of the reporting units was estimated using all available information at the effective date of the impairment tests, including discounted estimated future cash flows, replacement costs and other market related data. Estimated future cash flows used to test impairment of goodwill and capital assets included management’s estimates of operating results and capital requirements over the life of the related mineral properties. Key assumptions for metals prices, inflation and discount rates and US$exchange rates were based on consensus estimates and other information available from third party sources that management believed to be reasonable in the circumstances. The fair value of the impaired long-lived assets was determined primarily using discounted cash flows over the expected life of the mine. Fair values of reporting units and long lived assets were based in part on reports prepared by independent third parties.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

The following table summarizes the before and after-tax impairment charges for the year ended December 31, 2007:

	Goodwill	Development and mineral properties	Total

Rio Narcea Gold Mines, Ltd.	$22,340	$-	$22,340
EuroZinc Mining Corporation	327,658	193,103	520,761

	349,998	193,103	543,101
Future income tax recovery	-	(51,172)	(51,172)

	$349,998	$141,931	$491,929

11.     FUTURE INCOME TAXES

The reconciliation of income taxes computed at Canadian statutory tax rates to the Company’s income tax expense for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006

Combined basic federal and provincial rates	34.12%	34.12%

Income tax expense based on statutory income tax rates	$(30,533)	$70,246
Effect of lower tax rates in foreign jurisdictions	(29,044)	(21,747)
Tax benefits recognized on prior year losses	(8,123)	1,323
Non-deductible and non-taxable items	125,415	3,159
Other	6,955	1,177

Income tax expense	$64,670	$54,158

Temporary differences and loss carry-forwards which give rise to future income tax assets and liabilities as at December 31, 2007 and 2006 are as follows:

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Future income tax assets:	2007	2006

		(Amended) Note 2
Canadian tax loss carry forwards	$21,477	$7,056
Mine closure costs	2,035	-
Development properties	18,136	-
Spanish tax loss carry forwards	11,408	-
Irish tax loss carry forwards	28,019	33,543
Portuguese tax loss carry forwards	10,801	2,490
Mineral properties, plant and equipment	3,502	5,112
Provision for pensions	3,924	-
Working capital	7,269	3,678
Derivative assets	1,661	-
Other assets and liabilities	3,882	2,078
Share issuance costs	4,869	-
Asset retirement obligations	14,124	5,312

	131,107	59,269
Valuation allowance	(37,443)	(9,221)

Future income tax assets	93,664	50,048

Future income tax liabilities
Tax-allocation reserve	8,499	7,644
Derivatives and others	-	2,030
Other assets	15,429	-
Mining properties, plant and equipment	437,773	305,973

	461,701	315,647

Net future income tax liability	$368,037	$265,599

After taking into account the right of offset these balances are as follows:

Net future income tax asset	$80,582	$17,261
Net future income tax liability	448,619	282,860

	$368,037	$265,599

At December 31, 2007, the Company had accumulated non-capital losses for Irish income tax purposes of approximately $112.1 million (2006 - $134.2 million) which has an indefinite life. In addition, the Company also has the following non-capital loss carry forwards:

Year of expiry	Canada	Portugal	Spain	Total

2008	$653	$4,530	$-	$5,183
2009	695	5,196	-	5,891
2010	3,095	-	-	3,095
2011	7,598	28,146	-	35,744
2012 and thereafter	67,194	2,885	37,664	107,742

	$79,235	$40,758	$37,664	$157,656

The utilization of $78.2 million Canadian non-capital loss carry forwards is restricted as a result of a change in control.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

12.	ACCRUED LIABILITIES

	2007	2006

		(Amended) Note 2
Royalty payable	$42,732	$19,526
Advances on metal concentrates	-	15,582
Stock appreciation rights liability	984	9,222
Balance due on derivative contracts	1,831	8,966
Put premium obligation	-	9,476
Unsettled purchases of investments	3,122	-
Normal course issuer bid purchases	3,429	-
Unbilled goods and services and payroll obligations	38,767	34,530

	$90,865	$97,302

13.	LONG-TERM DEBT AND CAPITAL LEASES

	2007	2006

Five-year revolving credit facility (a)	$40,352	$-
Somincor bonds due 2009 (b)	39,369	35,689
Capital lease obligations (c)	8,358	6,867
Deferred employee housing sales	274	238
Investment incentive loan (d)	729	1,061
Aljustrel debt	2,516	2,280
Rio Narcea debt (e)	6,538	-

	98,136	46,135
Less current portion due within one year	8,640	3,284

	$89,496	$42,851

          The principal repayment obligations are scheduled as follows:

	Debt	Capital Leases	Other	Total

2008	$3,245	$4,684	$710	$8,640
2009	40,098	3,579	292	43,968
2010	729	95	-	824
2011	729	-	-	729
2012 and thereafter	43,975	-	-	43,975

Total	$88,776	$8,358	$1,002	$98,136

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

          Management estimates that the fair value of long-term debt approximates its carrying value.

a)

During 2007, the Company secured a five-year $225 million non-revolving and a $575 million revolving credit facility for general corporate purposes collateralized by shares owned by Lundin in its subsidiaries. These loan facilities were used in part to acquire 100% of the issued and outstanding shares of Rio Narcea (Note 5(b)). Following the purchase of Rio Narcea, the Company sold its Tasiast gold project for $225 million and retired a part of the non-revolving credit facility;

The credit facility contains various covenants that include indebtedness, asset sales and liens, and distributions. The amount drawn on the facility bears interest at LIBOR plus a spread of 75 to 150 basis points based on the leverage ratio of the Company. As at December 31, 2007, the interest rate was 4.7%;

b)

On December 17, 2004, the Company’s wholly-owned Portuguese subsidiary, Somincor, issued 540,000 unsecured bonds with a nominal value of €50 each for a total of €27.0 million, which as at December 31, 2007 is equivalent to approximately $36.4 million. These bonds have a five-year term with 100% of the principal repayable at maturity on December 17, 2009 and bear interest at “EURIBOR 6 months” plus 0.875%. Interest payments are due on June 17 and December 17 of each year;

c)

Capital lease obligations relate to leases on mining, computer equipment and passenger vehicles having three or four year terms and the lease payment obligations have been discounted at rates of interest between 1.25% to 1.75% above “3 month” and “6 month” EURIBOR;

d)

The European Union (“EU”) established special investment programs to promote the development of some countries within the EU. The Neves-Corvo mine location in Portugal qualifies for investment incentives. Between 2001 and 2002 Neves-Corvo incurred approximately $20.0 million of eligible expenditures resulting in a non-refundable grant of $0.8 million and an unsecured, interest-free loan of $4.6 million. The outstanding balance on the unsecured, interest-free loan at December 31, 2007 was $0.7 million and is due on July 30, 2008; and

e)

The Rio Narcea debt of €5.5 million (approximately $7. 6 million) was assumed on the acquisition of Rio Narcea and is an interest free loan extended by the Spanish Department of Trade, Industry and Commerce on which interest is imputed at 4.3%. It is repayable in equal annual installments of €0.5 million on December 15 of each year through 2017.

14.	DEFERRED REVENUE

	a)	Silverstone Resources Corp.

On September 28, 2007, the Company entered into an agreement to sell all of its silver contained in concentrate produced from its Neves-Corvo and Aljustrel mines in Portugal to Silverstone Resources Corp. (“Silverstone”) in consideration for cash and securities having a fair value of US $89.1 million on the date of the exchange, plus a payment on delivery of silver in concentrate at a rate of the lesser of (a) $3.90 per ounce (subject to a 1% annual adjustment after three years) and (b) the then prevailing market price per ounce of silver. The agreement extends to the earlier of 50 years from the agreement date and the end of mine life for each of the Neves-Corvo and Aljustrel mines. During the year ended December 31, 2007, the Company delivered concentrate containing 147,000 ounces of silver in concentrate to Silverstone.

The Company has determined that the embedded derivative value in the contract, related to the ability of Silverstone to pay a reduced amount for each ounce of silver contained in concentrate if, during the term of the contract, the price of silver falls below $3.90 per ounce, is not significant.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

b)	Silver Wheaton Corp.

On December 8, 2004, the Company entered into an agreement with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Company agreed to deliver 40 million ounces of silver contained in concentrate from the Zinkgruvan mine in Sweden to Silver Wheaton over a 25-year period in consideration for cash and securities having a fair value totaling $72.8 million, plus payment on delivery of silver in concentrate at a rate of the lesser of (a) $3.90 per ounce (subject to adjustment based on changes in the US consumer price inflation index) and (b) the then prevailing market price per ounce of silver.

Under terms of the agreement, if, at the end of the 25-year period, the Company has not delivered concentrate containing the agreed 40 million ounces, the Company is required to pay $1.00 to Silver Wheaton for each ounce of silver not delivered. During 2007, the Company delivered concentrate containing 1,942,000 ounces (2006 – 1,671,000 ounces) of silver to Silver Wheaton, for an aggregated total of 5,500,000 ounces since the inception of the contract.

The Company has determined that the embedded derivative value in the contract, related to the ability of Silver Wheaton to pay a reduced amount for each ounce of silver contained in concentrate if the price of silver falls below $3.90 per ounce, is not significant.

          The following table summarizes the changes in deferred revenue balance:

	2007	2006

Balance, beginning of year	$64,330	$58,176
Proceeds from new contracts issued during the year	89,060	-
Amortization on delivery of silver in concentrate	(4,473)	(3,093)
Effect from changes in foreign exchange rates	7,204	9,247

	156,121	64,330
Less: estimated current portion	(7,243)	(3,264)

Balance, end of year	$148,878	$61,066

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

15.	DERIVATIVE INSTRUMENTS LIABILITY

The derivative contracts include forward sale contracts for the purpose of managing the related risks and are not for trading purposes. As at December 31, 2007, the Company had derivative liabilities for forward metal delivery commitments as follows:

		Outstanding Contracts

		2008		2009		2010 and beyond

	Units	Quantity	Average price	Quantity	Average price	Quantity	Average price	Estimated Fair Value December 31, 2007

Lead	tonnes	10,500	$0.71/lb.	-	-	-	-	$(10,059)
Zinc	tonnes	2,400	$1.23/lb.	-	-	-	-	768
Silver	ounces	95,000	$11.60/oz.	117,000	$11.60/oz.	167,000	$11.60/oz.	(1,211)

								$(10,502)

For every $0.10 decrease or increase in the prevailing market price from the above contracted price, the Company can expect to incur pre-tax income increases or decreases, respectively, as follows:

Lead	$2,315
Zinc	529
Silver	$38

16.	PROVISION FOR PENSION OBLIGATIONS

The Company has calculated its liability relating to the defined benefit plan at the Zinkgruvan mine using the Projected Unit Credit Method. Actuarial assumptions used to determine benefit obligations at December 31, 2007 and 2006 were as follows:

	2007	2006

Discount rate	4.50%	4.00%
Rate of salary increase	2.50%	2.50%
Long-term rate of inflation	2.50%	2.50%

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Information about Zinkgruvan’s defined benefit and other retirement plans as at December 31, 2007 is as follows:

	2007	2006

Accrued benefit obligation:
Balance, beginning of the year	$13,383	$12,728
Current service costs	772	684
Interest costs	509	499
Actuarial (gains) losses	(714)	(2,066)
Benefits paid	(727)	(505)
Effects of foreign exchange	(1,029)	2,043

Balance, end of the year	12,194	13,383
Adjustments of cumulative unrecognized actuarial losses	167	958
Unrecognized actuarial gains	714	158

Accrued benefit liability	13,075	14,499
Provision for indirect taxes on non-vested pension obligations	2,656	325
Pension obligations covered by insurance policies	1,343	646

Total provision for pension obligations	$17,074	$15,470

The defined benefit plan is unfunded and, accordingly, there are no plan assets and the Company made no contributions to the plan. The Company’s pension expense related to the defined benefit plan is as follows:

	2007	2006

Current service costs	$772	$684
Interest costs	509	499
Actuarial losses	(714)	42
Indirect taxes	138	266

Pension expense	$705	$1,491

In addition, the Company recorded a pension expense of $640,000 (December 31, 2006 - $791,000) relating to defined contribution plans.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

17.	ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relating to the operations of Neves-Corvo, Zinkgruvan, Storliden, Aljustrel, Aguablanca and Galmoy mines, are as follows:

	Asset Retirement Obligations	Other Mine Closure Costs	Total

Balance, December 31, 2005	$16,093	$-	$16,093
Accretion	1,284	-	1,284
Changes in estimates	8,773	-	8,773
Other provisions	(381)	350	(31)
Amounts arising from EuroZinc acquisition	62,562	4,331	66,893
Effect on changes in foreign exchange rates	2,700	155	2,855

Balance, December 31, 2006	91,031	4,836	95,867
Accretion	5,719	2,273	7,992
Accruals for services	-	1,335	1,335
Changes in estimates	12,819	-	12,819
Amounts arising from Rio Narcea acquisition	7,294	1,108	8,402
Amounts arising from disposal of Tasiast	(1,000)	-	(1,000)
Effect on changes in foreign exchange rates	8,026	657	8,683
Payments	(2,018)	-	(2,018)

Balance, December 31, 2007	$121,871	$10,209	$132,080

On July 17, 2007, the Company acquired Rio Narcea, the owner of the Aguablanca mine in the Asturias province of Spain (Note 5(b)). As part of the allocation of the purchase price, the Company allocated $6.2 million for future site restoration and mine closure costs and $1.1 million to other mine closure costs. The future site restoration and mine closure costs were determined based on the current life of mine plan, estimated undiscounted future site restoration costs of €5.8 million for the mine using a credit-adjusted risk-free interest rate of 5.0%. Since acquisition, the Company made payments for site restoration costs totaling $2.1 million. During 2007, in the period since acquisition, the Company recorded accretion expense of $0.4 million. The asset retirement obligations for the Aguablanca mine at December 31, 2007 totaled $7.2 million.

On October 31, 2006, the Company acquired EuroZinc, the owner of the Neves-Corvo and Aljustrel mines in Southern Portugal. As part of the allocation of the purchase price, the Company allocated $62.6 million for future site restoration and mine closure costs and $4.3 million to other mine closure costs. The future site restoration and mine closure costs were determined based on the current life of mine plan, estimated undiscounted future site restoration costs of €100.5 million for the Neves-Corvo mine and €12.9 million for the Aljustrel mine and a credit-adjusted risk-free interest rate of 5.0%. The Company expects the payments for site restoration costs to be incurred near the end or following the closure of the Neves-Corvo mine in 2021. The Company is in the process of preparing updated mine closure plans for both Neves-Corvo and Aljustrel and anticipate the reports will be completed late in the second quarter of 2008. Any changes in the estimate will be to increase or decrease the carrying value of the related asset and charged to earnings through amortization over the life of the mine. For the year ended December 2007, the Company recorded accretion expense of $3.8 million (two months ended December 31, 2006 - $0.5 million). The asset retirement obligations and mine closure provisions for the Neves-Corvo and Aljustrel mines at December 31,

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

2007 were $92.6 million.

The asset retirement obligation at the Zinkgruvan mine at December 31, 2007 was $13.4 million (December 31, 2006 - $11.7 million). This was based on estimated undiscounted future site restoration costs of $37.1 million (SEK240.1 million) and a credit-adjusted risk-free interest rate of 5.5%. The Company expects the future reclamation costs to be incurred subsequent to the end of the mine life.

In March 2006 Zinkgruvan presented a revised closure plan to the Swedish Environmental Supreme Court. This closure plan for the tailings facility indicated a final closure cost of approximately $1.5 million (SEK10 million). However, the Supreme Court upheld the original 2001 closure plan and required the Company to post a $12.4 million (SEK 80 million) bond. Zinkgruvan is currently updating the closure plan for resubmission to the Swedish Environmental Court for approval. Until such time as the new closure plan is approved, Zinkgruvan has based its estimated asset retirement obligation at December 31, 2007 of $13.4 million on the 2001 closure plan.

The asset retirement obligation at the Galmoy mine at December 31, 2007 was $15.8 million (December 31, 2006 - $13.4 million), which was based on an undiscounted asset retirement obligation of €15.4 million and a credit-adjusted risk-free interest rate of 5.5%. Expenditures for site restoration costs are scheduled to commence from 2008 to 2021. For the year ended December 31, 2007, the Company recorded accretion expense of $0.8 million (2006 - $0.8 million) and $1.1 million for other mine closure costs.

The Company estimates that its asset retirement obligations with respect to the Storliden mine are insignificant.

18.	SHARE CAPITAL

All shares and stock options shown in the tables are calculated as if the three-for-one stock split, which was effective February 5, 2007, had occurred at December 31, 2005.

(a) Authorized and issued shares

The issued and authorized share capital consists of an unlimited number of voting common shares with no par value and one special non-voting share with no par value of which 392,489,131 voting common shares (2006 – 284,800,065) are issued and fully-paid.

On December 19, 2007, the Company announced a normal course issuer bid to purchase up to 19,620,139 of its previously issued common shares on the open market. As at December 31, 2007, the Company had purchased 435,000 shares for a total consideration of $4.2 million. These shares were cancelled in January 2008.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

                    Changes in the issued voting common shares were as follows:

	Number of shares	Amounts

Fully-paid, issued and outstanding, December 31, 2005	122,081,493	$243,305
Exercise of stock options for cash	1,643,784	6,320
Exercise of stock appreciation rights for cash	240,240	1,824
Transfer of contributed surplus on exercise of stock options	-	6,088
Shares issued in consideration for EuroZinc acquisition	160,834,548	1,632,738

Fully-paid, issued and outstanding, December 31, 2006	284,800,065	1,890,275
Exercise of stock options for cash	1,903,173	6,544
Exercise of stock appreciation rights for cash	226,160	1,330
Transfer of contributed surplus on exercise of stock options	-	8,892
Return of fractional shares	(69)	-
Shares issued to acquire Tenke Mining Corp. - Note 5(a)	105,421,402	1,329,075
Shares issued on the assumption of Tenke obligation - Note 5(a)	138,400	1,745

Fully-paid, issued and outstanding, December 31, 2007	392,489,131	3,237,861
Shares purchased pursuant to normal issuer bid, awaiting cancellation	-	(4,179)

Net fully-paid, issues and outstanding, December 31, 2007	392,489,131	$3,233,682

(b)	Stock options

The Company has an incentive stock option plan (the “Plan”) available for certain employees, directors and officers to acquire shares in the Company. At the October 19, 2006 Special Meeting of Shareholders, the shareholders of the Company approved a resolution setting the number of shares reserved under the Plan at 7,000,000. As a result of a three-for-one stock split of the Company’s shares on February 5, 2007, the number of shares reserved under the Plan increased to 21,000,000, which is less than 10% of the number of issued and outstanding shares of the Company. The term of any options granted are fixed by the Board of Directors and may not exceed 10 years from the date of grant.

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. Under this method, the Company recorded a stock compensation expense of $12.0 million for 2007 (2006 - $2.4 million) with a corresponding credit to contributed surplus. The fair value of the stock options granted at the date of the grant using the Black-Scholes pricing model assumes risk-free interest rates of 3.9% to 4.7% (2006 - 3.9% to 4.1%), no dividend yield, expected life of 1.5 to 2.5 years (2006 – 0.5years to 2.0 years) with an expected price volatility ranging from 36% to 43% (2006 – 36% to 43%).

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

The continuity of incentive stock options issued and outstanding during 2007 and 2006 is as follows:

	Number of Options (Shares)	Weighted average exercise price (CAD$)

Outstanding, December 31, 2005	2,002,500	$3.76
Granted during the year	360,000	10.23
Granted in exchange for EuroZinc options - Note 5(c)	2,319,549	5.41
Exercised during the year	(1,643,783)	3.61

Outstanding, December 31, 2006	3,038,266	5.11
Granted during the year	4,905,760	12.55
Granted in exchange for Tenke options - Note 5(a)	86,500	5.57
Cancelled during the year	(9,521)	9.80
Exercised during the year	(1,903,177)	3.86

Outstanding, December 31, 2007	6,117,828	$11.84

During the year ended December 31, 2007, the Company granted 4,905,760 incentive stock options to employees and officers at a weighted average exercise price of CAD$12.55 per share that expire between January 17, 2009 and December 5, 2012. The exercise price for each of the options granted during 2007 was based on the closing stock price on the date of grant. On the acquisition of Tenke, in 2007, the Company issued 0.09 million stock options to a former Tenke director in exchange for the cancellation of Tenke stock options (Note 5(a)). In 2006, the Company issued 2.3 million stock options to former EuroZinc employees in exchange for the cancellation of the EuroZinc stock options (Note 5(c)). The terms and conditions of both the Tenke and the EuroZinc stock options remain the same as the respective pre-acquisition stock options, except for the number of options issued and their respective exercise prices, which were adjusted according to the exchange ratios on which the Tenke and EuroZinc acquisitions were based.

The following table summarizes options outstanding as at December 31, 2007, as follows:

	Outstanding Options			Exercisable Options

Range of exercise prices (CAD$)	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (CAD$)	Number of Options Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (CAD$)

$2.28 - $5.79	187,068	2.1	$3.41	187,068	2.1	$3.41
$5.80 - $10.59	1,350,000	3.9	9.68	757,232	3.5	9.53
$10.61 - $14.97	4,580,760	4.1	12.82	2,035,960	3.4	12.87

	6,117,828	4.0	$11.84	2,980,260	3.3	$11.43

(c)	Stock appreciation rights

In 2006, on the acquisition of EuroZinc (Note 5(c)), the Company issued stock appreciation

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

rights to certain former EuroZinc employees in exchange for the cancellation of their stock options. The terms of the newly issued stock appreciation rights were the same as those of the cancelled options, with the exception of the number of shares and the exercise prices, which were adjusted for the share exchange ratio of the EuroZinc acquisition. Holders of stock appreciation rights have the right to either purchase the shares in the Company or receive a cash payout equal to the excess of the fair market value of the shares over the exercise price on the date of exercise.

The continuity of stock appreciation rights issued and outstanding is as follows:

	Number of stock appreciation rights	Weighted average exercise price (CAD$)

Outstanding, December 31, 2005	-	$-
Granted in exchange for EuroZinc options - Note 5(c)	1,461,321	5.26
Exercised during the year in exchange for shares purchased	(240,240)	5.21

Outstanding, December 31, 2006	1,221,081	5.27
Exercised during the year in exchange for shares purchased	(226,160)	6.76
Exercised during the year in exchange for cash payouts	(688,201)	4.14

Outstanding, December 31, 2007	306,720	$6.69

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company’s closing stock price at the end of each reporting period. The liability as at December 31, 2007 was $1.0 million (December 31, 2006 - $9.2 million). For the year ended December 31, 2007, the Company also recognized a $1.4 million recovery as a result of changes in the fair value of the outstanding stock appreciation rights.

All stock appreciation rights are fully vested and exercisable.

Expiry date	Number of stock appreciation rights	Weighted average exercise price (CAD$)

June 8, 2010	135,360	$2.31
May 11, 2011	171,360	10.15

Outstanding, December 31, 2007	306,720	$6.69

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

19.	SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006

		(Amended)

		Note 2
Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$1,091	$28,139
Accounts payable and other current liabilities	(19,963)	4,752

	$(18,872)	$32,891

Non-cash financing and investing activities
Common shares issued for the Tenke acquisition - Note 5(a)	$1,330,820	$-
Stock options issued on the Tenke acquisition - Note 5(a)	660	-
Common shares issued for the EuroZinc acquisition - Note 5(c)	-	1,632,738
Common shares received pursuant to option agreements	1,375	-
Stock options and stock appreciation rights issued on acquisition of EuroZinc - Note 5(c)	-	22,722
Equipment acquired through capital lease	3,737	-

	$1,336,592	$1,655,460

Operating activities included the following cash payments
Interest paid	$2,098	$3,392
Income taxes paid	$82,981	$22,232

20.	RELATED PARTY TRANSACTIONS

For the year ended December 31, 2007, the Company paid $0.5 million (2006 – $0.2 million) for rent, corporate secretarial, administrative services and management fees to a company owned by the Chairman of the Company. As at December 31, 2007 and 2006, the Company had no indebtedness on this account.

For the year ended December 31, 2007 the Company paid legal fees totaling $0.6 million and $0.5 million (2006 - $0.1 million and $Nil) to two firms in which a Company director and the Corporate Secretary are partners. As at December 31, 2007 the Company had a $0.2 million balance (2006 -$0.1 million) owing to these related parties.

Related party transactions are measured at their exchange amount in these consolidated financial statements, which is the amount of consideration received as established and agreed upon by the Company and the aforementioned related party.

21.	SEGMENTED INFORMATION

The Company is currently engaged in mining, exploration and development of mineral properties, primarily in Portugal, Spain, Sweden, Ireland, Russia and the DRC.

The Company has six reporting segments as identified by the individual mining operations at each of its five operating mines as well as the Ozernoe and Tenke Fungurume development projects. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative factors whereby revenues represent 10% or more of the total Company revenues or, in the case of Tenke Fungurume and Ozernoe, a significant asset.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Segmented operating information is as follows:

	December 31, 2007

	Sales	Operating profit	Impairment charges	Capital expenditures	Goodwill	Total Assets

Zinkgruvan	$206,067	$130,429	$-	$18,265	$-	$455,618
Storliden	56,354	17,434	-	1,096	-	62,330
Galmoy	99,925	20,879	-	6,244	-	169,547
Neves-Corvo (1)	621,088	334,510	520,761	142,213	357,955	1,888,150
Aguablanca (2)	75,838	(6,295)	22,340	6,290	145,970	840,175
Ozernoe	-	-	-	14,145	-	164,933
Tenke Fungurume	-	-	-	-	-	1,314,819
Other	450	(1,307)	-	1,160	-	(184,748)

Total	$1,059,722	$495,650	$543,101	$189,413	$503,925	$4,710,824

	December 31, 2006

	Sales	Operating profit	Impairment charges	Capital expenditures	Goodwill	Total Assets

		(Amended - Note 2)			(Amended - Note 2)	(Amended - Note 2)

Zinkgruvan	$197,014	$138,344	$-	$15,043	$-	$437,570
Storliden	114,323	44,755	-	156	-	107,082
Galmoy	119,223	38,847	-	10,794	-	175,527
Neves-Corvo (1)	110,899	24,135	-	9,550	616,426	2,200,566
Ozernoe	-	-	-	115,398	-	150,292
Other	(1,730)	(1,100)	-	408	-	(193,810)

Total	$539,729	$244,981	$-	$151,349	$616,426	$2,877,227

(1)	Includes the Aljustrel development property

(2)	Sales and operating profit data for Neves-Corvo and Agaublanca include results since acquistion on October 31, 2006 and July 17, 2007, respectively.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Segmented geographic information is as follows:

		December 31, 2007			December 31, 2006

	Sales	Impairment charges	Equity investments	Mineral properties, plant and equipment	Sales	Impairment charges	Mineral properties, plant and equipment

							(Amended - Note 2)

Sweden	$262,421	$-	$-	$168,966	$311,337	$-	$163,392
Ireland	99,925	-	-	107,001	119,223	-	111,788
Portugal	621,088	520,761	-	1,242,010	110,899	-	1,230,326
Spain	75,838	22,340	-	556,786	-	-	-
Russia	-	-	-	157,219	-	-	150,292
DRC	-	-	1,314,814	-	-	-	-
Other	450	-	-	1,048	(1,730)	-	792

Total	$1,059,722	$543,101	$1,314,814	$2,233,030	$539,729	$-	$1,656,590

22.	COMMITMENTS AND CONTINGENCIES

The Company’s wholly-owned subsidiary, Somincor, which was acquired as part of the EuroZinc acquisition on October 31, 2006, has entered into the following commitments:

(a)

Royalty payment under a fifty year concession agreement to pay the greater of 10% of net income or 0.75% of mine-gate production revenue. Royalty cost for the year ended 2007 was $24.5 million (two months ended December 31, 2006 - $0.9 million;

(b)	Port facilities rental payable to the port authority of Setubal and Sesimbra, Portugal for a thirty-year period beginning in 1996 at an annual cost of $0.2 million per year;

(c)	Use of the railways under a railway transport agreement for ten years expiring in November 2010 at an estimated annual cost of $4.5 million per year;

(d)	Setubal bulk terminal land and use license commitments totaling approximately $0.7 million per year for the duration of the life of the terminal facilities; and

(e)	Computer equipment leases for the next two years in the amount of approximately $0.9 million per year.

A major Swedish bank issued a bank guarantee to the Swedish authorities in the amount of $12.4 million (SEK80 million) relating to the future reclamation costs at the Zinkgruvan mine. The Company has agreed to indemnify the Swedish bank for this guarantee.

As disclosed in note 14, under agreements with Silverstone and Silver Wheaton, the Company has agreed to deliver all future production of silver contained in concentrate produced from certain of its mines. The Silver Wheaton agreement includes a guaranteed minimum delivery of 40 million ounces of silver over the remaining 22-year term. If at the end of the contract the Company has not met its minimum obligation, it must pay $1.00 to Silver Wheaton for each ounce of silver not delivered.

In August 2005, the regional Government of Asturias rejected Rio Narcea’s application for “change in land use” required to develop the Salave gold deposit. After a review of its legal options, former management of Rio Narcea commenced legal applications in local courts seeking reversal of the decision and, or monetary compensation for damages. On the acquisition of Rio Narcea, the

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Company fair valued the Salave property at $50 million, which is included in exploration properties as presented in Note 7. The outcome and timing of any legal action on this matter is presently uncertain.

The Storliden mine is being operated pursuant to an operating agreement between Boliden Mineral AB (“Boliden”) and the Company, whereby Boliden is the main contractor of the mine. Ore is processed at a Boliden mill and after all operating costs are paid, the remaining cash flow is shared two-thirds by the Company and one-third by Boliden. Boliden charges an operator’s fee to the Storliden mine at cost plus 15%. There is also a 1.5% annual royalty based on the Net Smelter Revenue.

The Company is a party to certain operating leases and contracts relating to office rent, office equipment and car leases. Future minimum payments under these agreements at December 31, 2007 are as follows:

2008	$4,520
2009	2,192
2010	992
2011	843
2012	582

Total	$9,129

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States US GAAP, including practices prescribed by the United States Securities and Exchange Commission (“SEC”). Set out below is a description of these material differences and the effect on these consolidated financial statements.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Consolidated Balance Sheets	2007	2006

		(Amended)

		Note 2

Total Assets under Canadian GAAP	$4,710,824	$2,877,227
Investments (a)	-	4,847
Equity investments (c), (e) and (f)	12,004	-
Mineral properties (c)	(10,034)	(3,107)
Future income taxes assets (e) and (f)	194	-

Total Assets under US GAAP	$4,712,988	$2,878,967

Total Liabilities under Canadian GAAP	$1,169,018	$748,860
Future income taxes (c)	1,546	1,386

Total Liabilities under US GAAP	1,170,564	750,246

Shareholders’ Equity under Canadian GAAP	3,541,806	2,128,367
Unrealized gain on available for sale investments, net of taxes (a)	-	3,193
Future income tax (expense) recovery (e), (f) and (g)	(1,620)	-
Interest expense (e)	13,438	-
Equity loss on investments (c), (e) and (f)	(1,434)	-
Deferred exploration, net of taxes (c)	(9,766)	(2,839)

Shareholders’ Equity under US GAAP	3,542,424	2,128,721

Total Liabilities and Shareholders’ Equity under US GAAP	$4,712,988	$2,878,967

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Consolidated Statements of Operations	2007	2006

		(Amended - Note 2)

Net earnings (loss) under Canadian GAAP	$(154,157)	$151,548
Equity investment losses (f)	(1,434)	-
Interest (e)	13,438	-
Deferred exploration (c)	(6,927)	(3,107)
Future income taxes (c), (e), (f) and (g)	(1,620)	268

Net earnings (loss) under US GAAP	$(150,700)	$148,709

Basic earnings (loss) per share, US GAAP	$(0.45)	$1.00

Diluted earnings (loss) per share, US GAAP	$(0.45)	$0.98

Statement of Comprehensive Income

Net earnings (loss) under US GAAP	$(150,700)	$148,709

Other comprehensive income
Changes in fair value of available-for-sale securities, net of taxes	(23,626)	3,193
Foreign currency translation adjustments (b)	239,330	77,803

Comprehensive income under US GAAP	$65,004	$229,705

Consolidated Statements of Cash Flows	2007	2006

		(Amended - Note 2)

Operating activities
Operating activities under Canadian GAAP	$425,702	$247,221
Interest (e)	13,438	-
Exploration expense (c)	(6,927)	(3,107)

Operating activities under US GAAP	432,213	244,114

Financing activities
Financing activities under Canadian and US GAAP	34,594	3,884

Investing activities
Investing activities under Canadian GAAP	(738,017)	63,838
Interest (e)	(13,438)
Deferred exploration (c)	6,927	3,107

Investing activities under US GAAP	(744,528)	66,945

Effect of foreign exchange on cash balances	8,758	12,818

Increase (decrease) in cash and cash equivalents under US GAAP	(268,963)	327,761
Cash and cash equivalents, beginning of year under US GAAP	402,170	74,409

Cash and cash equivalents, end of year under US GAAP	$133,207	$402,170

Basic Shares outstanding	338,643,242	149,439,546

(a)

In 2006, the Company’s investments in public companies were classified as available-for-sale investments under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under US GAAP, these investments are recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income, net of applicable

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

income taxes. The unrealized $3.2 million gain, net of taxes, relates to investments in shares of various public companies valued at $30.7 million. Effective January 1, 2007, the Company adopted new CICA accounting standards that comply with US GAAP. The unrealized gain on available-for-sale securities as at December 31, 2006 was $3.2 million. This amount is included in the aggregate amount of $55.7 million reported as a transition adjustment during the current year to the opening balance of Accumulated Other Comprehensive Income in the Consolidated Statements of Changes in Shareholders’ Equity.

(b)

Under US GAAP, cumulative translation adjustments are included as a component of other comprehensive income. Until, January 1, 2007, under Canadian GAAP, cumulative translation adjustments were presented as a separate line item within shareholders’ equity. Effective January 1, 2007, the Company adopted new CICA accounting standards that comply with US GAAP.

(c)

Under US GAAP and practices prescribed by the SEC, exploration expenditures relating to mineral properties, for which commercial feasibility has not yet been established through a formal feasibility study, are expensed as incurred. In addition, land use costs are expensed as incurred.

Under Canadian GAAP, exploration expenditures are capitalized once a determination has been made that a property has potential economically recoverable resources and there is a reasonable expectation that costs can be recovered by future exploitation or sale of the property. These costs may be deferred and amortized over the estimated life of the property following commencement of commercial production, or written-off if the property is sold, allowed to lapse, abandoned or impaired. Exploration and evaluation expenditures made prior to a determination that a property has economically recoverable resources are written off as incurred.

During the year ended December 31, 2007, under Canadian GAAP, the Company deferred mineral property expenditures totaling $6.9 million (2006 – $3.2 million) on the Ozernoe project, net of taxes, which would have been expensed under US GAAP.

(d)

Under US GAAP, investments in incorporated joint ventures are accounted for using the equity method. In accordance with a concession granted by the SEC, foreign private issuers may use the proportionate consolidation method for joint venture accounting if their financial statements are presented under Canadian GAAP and contain the disclosure outlined in notes 3(a) and 8(c).

(e)

Under US GAAP, interest cost must be capitalized as part of the historical cost of acquiring assets that require a period of time to get them ready for intended use or while an equity investee has not commenced its planned operations if the effect is material. Under Canadian GAAP, interest cost capitalization during the construction of capital assets or while an equity investee has not commenced its planned operations is acceptable but not mandatory. Under Canadian GAAP, the Company has not capitalized any interest cost.

Under US GAAP, during the year ended December 31, 2007, the Company would have capitalized interest of $13.4 million equity investments.

(f)

Under US GAAP, if an investor purchases stock in an investee and is eventually able to exercise significant influence over the investee, the investor is required to retroactively apply equity accounting from the date any shares were initially acquired. Under Canadian GAAP, the investment is accounted for on the equity basis only from the date on which the investor is able to exercise significant influence. Six months after making its initial investment in SRL (Note 8(b)(ii)) management determined that following changes in SRL management and the board, the Company was able to exercise significant influence over SRL. Under Canadian GAAP, the Company has

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

recognized an equity loss of $0.1 million since July 17, 2008 but under US GAAP, equity loss would have been $0.3 million, net of taxes, since the initial acquisition.

(g)

Under US GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes in working capital items is not permitted.

(h)

In July 2006,the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from FASB Statement No. 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

Under US GAAP, effective January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not impact the Company’s consolidated financial position or results of operations.

(i)

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using; the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company fiscal periods beginning after December 1, 2007 and is to be adopted on a retrospective basis. The Company believes that the adoption of this standard will have no material difference.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2007 and 2006
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

(j)	Recent United States accounting pronouncements:

(i)

In December 2007, the FASB issued FASB Statements No. 141(R), Business Combinations and No. 160, Non-controlling Interests in Consolidated Financial Statements. SFAS 141(R) and 160 provide standards with respect to improving, simplifying and converging the prevailing FASB accounting and reporting standards for business combinations and non-controlling interests in consolidated financial statements with International Accounting Standards Board (“IASB”) standards for fiscal years beginning after December 15, 2008.

FASB 141 (R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FASB 160 requires all entities to report non-controlling (minority) interests in subsidiaries in the same way - as equity in the consolidated financial statements. The Company is presently evaluating the impact the application of this standard will have on the Company’s consolidated financial statements.

(ii)

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and provides expanded disclosure about the extent to which companies measure their assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value; however, it does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and early adoption is permitted. The Company is presently evaluating the impact of this standard on the Company’s consolidated financial statements.

(iii)

In February 2007, the FASB issued Statement No. 159 (FAS 159), The Fair Value Option for Financial Assets and Financial Liabilities. This statement expands the standards under FAS 157, Fair Value Measurement, to provide entities the one-time election (Fair Value Option or FVO) to measure financial instruments and certain other items at fair value. FAS 159 also amends Statement No. 115 (FAS 115) to require the presentation of investments in available-for-sale securities and trading securities:

		(a)	in the aggregate of those fair value and non-fair-value amounts in the same line item and parenthetically disclose the amount of fair value included in the aggregate amount; or

		(b)	in two separate line items to display the fair value and non-fair-value carrying amounts.

FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. At the effective date, an entity may elect the fair value option for eligible items that exist at that date. The effect of the re-measurement is reported as a cumulative-effect adjustment to opening retained earnings